EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
For Period Ended March 31, 2010
(in thousands, except ratio computation)

Three months ended
March 31,
2010
Pretax income from continuing operations before adjustment for noncontrolling interest	$3,727

Adjustments
Equity in loss in unconsolidated joint ventures	(40)
Fixed Charges	20,874
Distributed income of equity investees	197
Capitalized interest	(520)
Earnings as Defined	$24,238

Fixed Charges
Interest expense	$19,184
Capitalized interest	520
Amortization of debt premiums	724
Amortization of deferred financing fees	446
Fixed Charges	$20,874

Ratio of earning to Fixed Charges	1.16

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